Filed Pursuant to Rule 253(g)(2)
File No. 024-10999

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

SUPPLEMENT NO. 4 DATED MAY 1, 2020
TO THE OFFERING CIRCULAR DATED JULY 19, 2019

This document supplements, and should be read in conjunction with, the offering circular of American Hospitality Properties REIT, Inc. (the “Company”), dated July 19, 2019 and filed by the Company with the Securities and Exchange Commission on July 23, 2019, as previously supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Reduction in Initial Transaction Price

On May 1, 2020, the Board of Directors of the Company approved a temporary reduction in the initial Transaction Price at which the Shares will be offered to the public from $10.00 per Share to $9.00 per Share (the “Reduced Share Price”).  The Reduced Share Price will be in effect for all Shares for which subscription agreements are received by the Company between May 1, 2020 and the earlier of June 15, 2020 and such time as the Company has sold an additional $5 million in Shares.  Thereafter, the Transaction Price will revert to $10.00 per Share, subject to future adjustments as described in the Offering Circular. As of the date of this Supplement No. 4, the Company has sold $2,626,484 in Shares.

The Board of Directors has determined that this temporary reduction in the Transaction Price is in the best interests of the Company and its stockholders to accelerate fund raising efforts to provide the Company additional capital to acquire hotels from undercapitalized hotel owners that are unable to make debt service payments or otherwise continue operations as the economic decline in the United States resulting from the COVID-19 outbreak continues. The Company anticipates that it will be able acquire hotels at substantial discounts to their market value before the outbreak of the coronavirus pandemic.